FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 02, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Transfer of Treasury Shares and Allotment of Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC

Transfer of Treasury Shares and Allotment of Shares

ARM Holdings plc ("the Company") announces that on 1 September 2016 the following ordinary shares were transferred from treasury stock for the purpose of satisfying employee share scheme allotments:

5,226,282 ordinary shares at 0.05 pence per share

In addition, 20,193,736 new ordinary shares of 0.05 pence each in the Company have been or will be issued in order to satisfy outstanding employee share scheme allotments.

A total of 25,420,018 ordinary shares will therefore be admitted to listing using the Company’s existing block listings granted for the purpose of employee share scheme allotments.

Following the above allotments and transfers of treasury stock, the Company holds no ordinary shares as treasury shares. The total number of ordinary shares in issue is 1,433,652,321.